

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2024

Michael Bond
Chief Financial Officer
Vislink Technologies, Inc.
350 Clark Drive , Suite 125
Mt. Olive , NJ 07828

      Re: Vislink Technologies, Inc.
            Form 10-K for the year ended December 31, 2023
            File No. 001-35988

Dear Michael Bond:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing